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EXHIBIT 4.2

                                                       Option Number:
                                                  Optionee ID Number:

                         POWERWAVE TECHNOLOGIES, INC.
                            2000 STOCK OPTION PLAN
                               OPTION AGREEMENT


     This Option Agreement ("Agreement") is entered into as of _______________, ______, by and between POWERWAVE TECHNOLOGIES, INC., a Delaware corporation ("Company"), and _______________ ("Optionee") pursuant to the Company's 2000 Stock Option Plan ("Plan"). Any capitalized term not defined herein shall have the meaning ascribed to it in the Plan.

     1.   Grant of Option.  The Company hereby grants to Optionee an option
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("Option") to purchase all or any portion of a total of (____________) shares
("Shares") of the Common Stock of the Company at a purchase price of ___________ ($_____________ ) per share ("Exercise Price"), subject to the terms and conditions set forth herein and the provisions of the Plan. This Option is not intended to qualify as an "incentive stock option" as defined in Section 422 of the Internal Revenue Code of 1986, as amended ("Code").

     2.   Vesting of Option.  The right to exercise this Option shall vest in
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installments, and this Option shall be exercisable from time to time in whole or in part as to any vested installment, as follows: [complete vesting schedule or use as follows: The Optionee right to exercise this Option shall vest in ____ shares of Common Stock on __________, ___ (the "First Vesting"). Commencing the following month, the Option shall become exercisable, with respect to the remaining shares, at a rate of one-thirty-sixth (1/36) per month on the same day of each month in which the First Vesting occurred and continuing on the same day of each successive month until exercisable in full, if, and only if, the Optionee remains continuously employed by the Company on each such monthly vesting date and shall be fully vested as of _____, ____.

No additional Shares shall vest after the date of termination of Optionee's "Continuous Service" (as defined in Section 3 below), but this Option shall continue to be exercisable in accordance with Section 3 hereof with respect to that number of Shares that have vested as of the date of termination of Optionee's Continuous Service.

     3.   Term of Option.  Optionee's right to exercise this Option shall
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terminate upon the first to occur of the following:

          (a) the expiration of five (5) years from the date of this Agreement;

          (b) the expiration of ninety (90) days from the date of termination of Optionee's Continuous Service if such termination occurs for any reason other than permanent disability or death; provided, however, that if Optionee dies during such ninety-day period the provisions of Section 3(d) below shall apply;

          (c) the expiration of one hundred eighty (180) days from the date of termination of Optionee's Continuous Service if such termination is due to permanent disability of the Optionee (as defined in Section 22(e)(3) of Code;

          (d) the expiration of one hundred eighty (180) days from the date of termination of Optionee's Continuous Service if such termination is due to Optionee's death or if death occurs during the ninety (90) day period following termination of Optionee's Continuous Service pursuant to Section 3(b) above, as the case may be;
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          (e)  or upon the consummation of a Change in Control, unless otherwise provided pursuant to Section 9 below.

As used herein, the term "Continuous Service" means (i) employment by either the Company or any parent or subsidiary corporation of the Company, or by a corporation or a parent or subsidiary of a corporation issuing or assuming a stock option in a transaction to which Section 424(a) of the Code applies, which is uninterrupted except for vacations, illness (except for permanent disability, as defined in Section 22(e)(3) of the Code), or leaves of absence which are approved in writing by the Company or any of such other employer corporations, if applicable, (ii) service as a member of the Board of Directors of the Company, or (iii) so long as Optionee is engaged as a consultant or service provider to the Company or other corporation referred to in clause (i) above.

     4.   Exercise of Option.  On or after the vesting of any portion of this
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Option in accordance with Sections 2 or 9 hereof, and until termination of the right to exercise this Option in accordance with Section 3 above, the portion of this Option which has vested may be exercised in whole or in part by the Optionee (or, after his or her death, by the person designated in Section 5 below) upon delivery of the following to the Company at its principal executive offices:

          (a) a written notice of exercise which identifies this Agreement and states the number of Shares then being purchased (but no fractional Shares may be purchased) unless the Company has established other procedures;

          (b) a check or cash in the amount of the Exercise Price (or payment of the Exercise Price in such other form of lawful consideration as the Administrator may approve from time to time under the provisions of Section 5.3 of the Plan);

          (c) a check or cash in the amount reasonably requested by the Company to satisfy the Company's withholding obligations under federal, state or other applicable tax laws with respect to the taxable income, if any, recognized by the Optionee in connection with the exercise of this Option (unless the Company and Optionee shall have made other arrangements for deductions or withholding from Optionee's wages, bonus or other compensation payable to Optionee, or by the withholding of Shares issuable upon exercise of this Option or the delivery of Shares owned by the Optionee in accordance with Section 10.1 of the Plan, provided such arrangements satisfy the requirements of applicable tax laws); and

          (d) a letter, if requested by the Company, in such form and substance as the Company may require, setting forth the investment intent of the Optionee, or person designated in Section 5 below, as the case may be.

     5.   Death of Optionee; No Assignment.  The rights of the Optionee under
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this Agreement may not be assigned or transferred except by will or by the laws of descent and distribution, and may be exercised during the lifetime of the Optionee only by such Optionee. Any attempt to sell, pledge, assign, hypothecate, transfer or dispose of this Option in contravention of this Agreement or the Plan shall be void and shall have no effect. If the Optionee's Continuous Service terminates as a result of his or her death, and provided Optionee's rights hereunder shall have vested pursuant to Section 2 hereof, Optionee's legal representative, his or her legatee, or the person who acquired the right to exercise this Option by reason of the death of the Optionee (individually, a "Successor") shall succeed to the Optionee's rights and obligations under this Agreement. After the death of the Optionee, only a Successor may exercise this Option.

     6.   Representations and Warranties of Optionee.  Optionee acknowledges
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receipt of a copy of the Plan and understands that all rights and obligations connected with this Option are set forth in this Agreement and in the Plan.

     7.   Limitation on Company's Liability for Nonissuance.  The Company agrees
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to use its reasonable best efforts to obtain from any applicable regulatory agency such authority or approval as may be required in order to issue and sell the Shares to the Optionee pursuant to this Option. Inability of the Company to